UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **April 29, 2005**

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163 (Commission File Number)	**71-0581897** (IRS Employer Identification No.)
1 Information Way, P.O. Box 8180, Little Rock, Arkansas (Address of Principal Executive Offices)	**72203-8180** (Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01 Completion of Acquisition or Disposition of Assets.

Acxiom Corporation, a Delaware corporation ("Acxiom"), and Adam Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Acxiom ("Offeror"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 25, 2005, by and among Acxiom, Offeror and Digital Impact, Inc., a Delaware corporation ("Digital Impact").

Pursuant to the Merger Agreement, Offeror offered to purchase all outstanding shares of Common Stock, $0.001 par value per share, of Digital Impact (the "Common Stock"), including the associated Preferred Stock Purchase Rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Preferred Stock Rights Agreement, dated as of March 4, 2005, as amended, between Digital Impact and Computershare Investor Services LLC, at a price of $3.50 per Share, net to the holder thereof in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2005 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented, constitute the "Offer").

The Offer expired at 12:00 midnight, New York City time, on Thursday, April 28, 2005. The depositary for the Offer, EquiServe Trust Company, N.A., has advised Acxiom that, as of the expiration of the initial offer period, 34,924,458 Shares, representing approximately 89% of the Shares outstanding on May 2, 2005, were validly tendered and not withdrawn pursuant to the Offer. Offeror accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer as of April 29, 2005. On April 29, 2005, Offeror commenced a subsequent offering period for all remaining untendered Shares, during which stockholders may tender Shares for purchase at the Offer Price on the same terms and subject to the same conditions set forth in the Offer, except that Shares tendered during the subsequent offering period may not be withdrawn. Offeror will immediately accept for payment all Shares properly tendered, as they are tendered, during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. The subsequent offering period will expire at 5:00 p.m., New York City time, on May 5, 2005. Acxiom expects to complete the merger of Offeror into Digital Impact after expiration of the subsequent offering period.

Pursuant to the Offer, stockholders of Digital Impact who tendered in the Offer shall receive consideration of $3.50 per Share, net to the holder therof in cash, without interest. Based on the per Share consideration of $3.50 and the number of outstanding Shares validly tendered and accepted for payment, the value of the Shares purchased by Offeror as of April 29, 2005 in connection with the Offer is approximately $122.2 million. The funds used by Offeror to purchase the shares pursuant to the Offer were from funds contributed or advanced by Acxiom from borrowings under a Third Amended and Restated Credit Facility, dated as of March 24, 2005 and amended as of April 22, 2005, among Acxiom, the other parties thereto, JPMorgan Chase Bank, N.A., as the agent, SunTrust Bank and Wachovia Bank, National Association as co-documentation agents, Bank of America, N.A. as syndication agent, and J.P. Morgan Securities, Inc. and Banc of America Securities LLC, as joint bookrunners and joint lead arrangers (the "Credit Agreement"). Acxiom filed the Credit Agreement with the Securities and Exchange Commission (the "SEC") as an exhibit to its Current Report on Form 8-K dated March 29, 2005, and the amendment on its Current Report on Form 8-K dated April 28, 2005.

The Merger Agreement also provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporate Law ("DGCL"), Offeror will merge with and into Digital Impact (the "Merger") and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the DGCL). Following the effective time of the Merger, Digital Impact will continue as a wholly-owned subsidiary of Acxiom.

Pursuant to the Merger Agreement and effective upon the acceptance for payment by Offeror of the Shares pursuant to the Offer, Acxiom was entitled to designate such number of directors, rounded up to the nearest whole number, on the Board of Directors of Digital Impact (the "Digital Impact Board") as is equal to the product of (x) the total number of directors on the Digital Impact Board (giving effect to any directors elected by Acxiom pursuant to the Merger Agreement) and (y) the percentage that the number of Shares owned by Acxiom and Offeror (including shares accepted for payment) bears to the total number of Shares then outstanding. On April 29, 2004, Dathan A. Gaskill, Jerry C. Jones and Roger S. Kline were designated by Acxiom and appointed to the Digital Impact Board to replace Michael Brown, Martha J. Deevy, Peter F. Pervere and Edward J. Spiegel, who had previously tendered their resignations as members of the Digital Impact Board.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure included under Item 2.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 5, 2005

ACXIOM CORPORATION

By: /s/ Jerry C. Jones _____

Name: Jerry C. Jones

Title: Business Development/Legal Leader